Exhibit 99.2

Ciba Specialty Chemicals Inc.	Ciba Spezialitätenchemie AG	Ciba Spécialités Chimiques SA
Switzerland	Schweiz	Suisse

February 13, 2007
Basel, Switzerland

News Release: Full Year Results 2006

Ciba Specialty Chemicals with good progress in 2006
  Sales up 5 percent in Swiss francs, 4 percent in local currencies
  Underlying profitability improved, free cash flow increased
  Dividend of CHF 3 per share proposed
  Strategic milestones completed
  "Operational Agenda" program well underway
  Outlook 2007: Growth in sales and profitability

Financial highlights (in millions of Swiss francs, except per share data and percentages)

Full year to full year comparisons - continuing operations
	Excluding restructuring, impairment and other charges				Incl. restructuring, impairment and other charges (b)
			Change in %				Change in %
Year ended December 31,	2006	2005	CHF	LC (a)	2006	2005	CHF
Net sales	6 352	6 035	+5	+4
Gross profit	1 849	1 736	+6
Operating income (EBIT)	531	509	+5		462	389	+19
Operating income (EBIT) margin (d)	8.4%	8.4%
Income from continuing operations	306	286	+7		259	200	+30
Earnings per share from continuing operations (e)	4.62	4.38			3.91	3.06
Free cash flow	195	176

Full year to full year comparisons including discontinued operations and restructuring, impairment and other charges
			Change in %
Year ended December 31,	2006	2005	CHF
Income from continuing operations	259	200	+30
Loss from discontinued operations, net of tax	(300)	(456)
Net loss	(41)	(256)
Loss per share (e)	(0.63)	(3.92)

In addition, please see consolidated financial highlights and notes to news release at the end of this document.

Armin Meyer, Chairman of the Board and CEO, comments: “Ciba Specialty Chemicals made further progress in 2006. We achieved solid sales growth, as well as underlying improvements in margins and a higher free cash flow. On top of this, we completed major strategic milestones. We divested our Textile Effects and Masterbatch businesses, refined our strategic direction and launched the Operational Agenda, our program to improve the effectiveness and efficiency of key processes throughout the organization.

Going forward, we will focus on our three core businesses, Plastic Additives, Coating Effects and Water & Paper Treatment, shaping the Company along the needs of these businesses – not just geographically, but in strengthening marketing & sales and innovation, as well as striving for more efficiency in production and administrative support structures.”

FULL YEAR RESULTS OVERVIEW

Asia and Europe driving sales growth

Sales for the full year 2006 were CHF 6.4 billion (2005: CHF 6.0 billion), an increase of 5 percent in Swiss francs and 4 percent in local currencies. Asia was 9 percent higher in local currencies, with China and India again showing double digit growth. Sales in local currencies in Europe were 3 percent higher, mainly reflecting healthy growth trends in Southern and Eastern Europe. Sales in the Americas overall were flat, with Central and South America showing strong growth and the US at about the same level as 2005. In the US, there was some softening in the automotive and paper industries, and, in the second half, the construction industry. The currency impact for the year was slightly positive, reflecting the strong US dollar during the first half of 2006.

Volumes increased in all businesses, up 5 percent overall, with particular strength in Plastic Additives and Coatings Effects. Sales prices overall were 1 percent lower than 2005, with Plastic Additives and Water & Paper Treatment flat and some price erosion in Coating Effects.

Further improvements in operating profitability

Gross profit increased by 6 percent in Swiss francs to CHF 1.8 billion or 29.1 percent of sales (2005: 28.8 percent). This improvement was achieved primarily through increased sales volume and active measures to strengthen yields, along with savings coming through from the efficiency program, Project Shape. These measures successfully countered the effects of CHF 34 million of higher utility costs and the 3 percent increase in raw material costs and was key to the improvement in margins.

Investment into research and development remained high at 4.3 percent of sales or CHF 270 million. The segment allocation reflected the decision to focus investment in the growth markets of Plastic Additives and Coating Effects, with R&D investments of 4.6 percent and 5.8 percent of sales respectively. 1.8 percent of sales was invested in Water & Paper Treatment.

Selling, general and administrative costs were higher than in 2005, at CHF 988 million (2005: CHF 898 million). This increase is a result of a base effect in the 2005 figure, which had included CHF 68 million of gains from specific asset divestments, as well as a minor currency impact. The increased social benefit and personnel costs were offset by savings from Project Shape.

Operating income (EBIT) before restructuring, impairment and other charges (special effects) for 2006, was 5 percent higher than 2005 at CHF 531 million, or 8.4 percent of sales, compared with CHF 509 million or 8.4 percent of sales in 2005. The real size of the improvement is masked by a base effect from 2005, where the operating income figure included aperiodic CHF 68 million gains from divestments of certain fixed assets.

Key to the improvements in 2006 were higher sales, with better capacity utilization, as well as the savings from Project Shape. Income from continuing operations before special effects was CHF 306 million (2005: CHF 286 million).

Savings coming through as expected

Restructuring, impairment and other charges were CHF 69 million (2005: CHF 120 million). CHF 52 million related to the completion of Project Shape and CHF 16 million to the initial costs for the Operational Agenda.

Overall savings from Project Shape since its launch in 2004, are CHF 95 million (CHF 60 million in 2006). This was achieved primarily through reduced headcount, but also through yield improvements and lower general costs.

In 2006, an additional CHF 36 million of savings was achieved through other cost containment measures.

At the end of 2006, the Company had 14,130 employees (2005: 19,105). This reflects a reduction of 4,500 positions as a result of the Textile Effects and Masterbatch divestments; 400 positions to complete Project Shape and 310 positions under the first actions of the Operational Agenda, as well as an increase of 230 positions from acquisitions and a build-up in China and India.

Discontinued Operations

In 2006, the Textile Effects business was divested and the associated results are reported under discontinued operations. As expected and previously stated, the Company incurred a loss of CHF 300 million after disposal, also reflecting minor effects from the divestment of the Masterbatch business and a trailing effect from the 2000 divestment of the Performance Polymers business. This loss is below the estimates previously issued, due to lower separation costs than originally anticipated. Further costs relating to the Textile Effects divestment are expected to be very small.

Including discontinued operations and special effects mainly relating to the divestment of Textile Effects, the Company reported a smaller than expected net loss of CHF 41 million (2005: CHF 256 million loss).

A net cash inflow of about CHF 200 million in 2006 is associated with the divestment of the Textile Effects business with a further CHF 100 million cash inflow to occur during the next few years.

Higher free cash flow

Free cash flow increased to CHF 195 million (2005: CHF 176 million).

This increase is due to the improved profitability of the Company, which was partially offset by a limited increase in inventory levels at year-end. The temporary increase in inventory levels is as a result of anticipated additional demand in 2007 in Plastic Additives and Water & Paper Treatment, as well as additional stocking requirements in relation to the activities of the Operational Agenda. The 2006 value was also reduced by temporary cash outflows of approximately CHF 50 million, which are associated with the divestment of the Textile Effects business and will reverse over the next few years.

Net debt was reduced by CHF 88 million to CHF 1.85 billion, with overall debt levels down by CHF 325 million. Cash and cash equivalents were down by CHF 224 million. This primarily resulted from the early repurchase of a CHF 600 million bond and the issue of a CHF 225 million bond, maturing in 2012. The cash position remains strong at CHF 1 billion.

The balance sheet reflects the substantial changes stemming from the divestment of the Textile Effects business, as well as the non-cash accounting impact of the implementation of the changes required by SFAS No. 158 on pension fund accounting, which has reduced shareholders’ equity (see footnote (f) for further information).

FOURTH QUARTER OVERVIEW

4th quarter to 4th quarter comparisons - continuing operations
	Excluding restructuring, impairment and other charges				Incl. restructuring, impairment and other charges (b)
			Change in %				Change in %
Three months ended December 31,	2006	2005	CHF	LC (a)	2006	2005	CHF
Net sales	1 547	1 541	0	+1
Gross profit	430	423	+1
Operating income (EBIT)	117	117	0		97	74	+31
Operating income (EBIT) margin (d)	7.6%	7.5%
Income from continuing operations	95	75	+28		81	43	+89
Earnings per share from continuing operations (e)	1.43	1.15			1.21	0.66

4th quarter to 4th quarter comparisons including discontinued operations and restructuring, impairment and other charges
			Change in %
Three months ended December 31,	2006	2005	CHF
Income from continuing operations	81	43	+89
Income (loss) from discontinued operations, net of tax	3	(519)
Net income (loss)	84	(476)
Earnings (loss) per share (e)	1.27	(7.29)

Sales of CHF 1.55 billion for the fourth quarter were similar to the previous year (2005: CHF 1.54 billion). Strong growth in Asia and Europe continued in the fourth quarter, however there was some weakening in the US, in the automotive, paper and construction industries.

Sales levels quarter by quarter, are also usually affected by year-end customer de-stocking, particularly in Coating Effects and Plastic Additives. As with prior years, normal levels are expected to be resumed in the first quarter of 2007.

Volumes increased 2 percent over the fourth quarter of 2005 and sales prices were 1 percent lower, flat in Plastic Additives and Water & Paper Treatment, and lower in Coating Effects.

Gross profit margin and operating income margin before special effects improved over 2005. This was due to operational improvements, which offset unfavorable currency effects, mainly the impact of the weaker U.S. dollar against the Euro and Swiss franc. Income from continuing operations before special effects, was significantly higher than 2005, partly due to the dissolution of some tax provisions in connection with the settlement of tax claims.

Net income for the fourth quarter of 2006 was CHF 84 million, (2005: CHF 476 million loss - substantial adjustments were made in 2005 in connection with the Textile Effects segment).

STRATEGIC MILESTONES 2006

After a comprehensive review of strategy in 2006, with the sale of the Textile Effects business, the Company concluded that it will focus on three core businesses, Plastic Additives, Coating Effects and Water & Paper Treatment. Innovation and production investment will primarily be directed at the high potential growth markets in Plastic Additives and Coating Effects, with the emphasis in Water & Paper Treatment on profitability improvements. In addition, investment will continue into high potential niche businesses, such as Personal Care, Oil & Lubricants, Electronic Materials and Expert Services.

Reflecting the refined strategy, a number of portfolio adjustments were also made in 2006, with the divestment of Masterbatch from the Coating Effects segment and the acquisition of Cantox, for the Expert Services business.

Asia remains a strategic focus for Ciba Specialty Chemicals. The CHF 125 million new production plant in Singapore for Plastic Additives is making good progress with the start-up of operations planned for early 2008. The Company also successfully transferred the colorformers production of Water & Paper Treatment from Clayton, UK to Ankleshwar, India, and a new investment project for Coating Effects is planned for China.

The Company also continues to focus on innovation and has developed organic chemicals for OLEDs (organic light emitting diodes), the next generation of flat panel displays, as well as launched the time temperature indicator, a heat sensor for food packaging that determines the freshness of the product. The Ciba Specialty Chemicals partnership with the Swiss Federal Institute of Technology in Zurich was renewed and a multidisciplinary cooperation with the Max Planck Institute for Polymer Research in Mainz, Germany was established to jointly work on printable electronics for new breeds of sensors, tracking technologies and displays.

OPERATIONAL AGENDA PROGRESSING WELL

Key to facilitating the strategy is the Operational Agenda. Launched in 2006, it is a three to four year program designed to improve the effectiveness and efficiency of processes throughout the organization. It aims to facilitate profitable growth through marketing & sales and innovation initiatives, and a more streamlined infrastructure. The refined strategy and the Operational Agenda target a 3 to 4 percent average annual sales growth rate in local currencies, with a CHF 400-500 million improvement in cost structure by 2009. As a result of the program, operating income margin is expected to increase by 1 percent of sales per year in 2007 and 2008, with an accelerated improvement thereafter. Free cash flow is also expected to increase substantially from 2008. Costs for the program are estimated to be CHF 250-300 million between 2006 and 2009, and around 2,500 fewer positions should be required by 2009.

Significant progress has been made on the Operational Agenda initiatives in 2006:

Lean Manufacturing
Diagnostics are now complete in more than half of the 20 major production plants in the Lean Manufacturing initiative and it has been confirmed that there is significant potential for saving, with further optimization of processes, lowering of utility consumption and other efficiency improvements. The site implementation programs are now underway.

Organizational and Geographical Structure
With the sale of Textile Effects, operations in a number of countries have been reviewed and optimal routes to market are being identified. In 2006, the Ciba Specialty Chemicals offices in Greece, Portugal and New Zealand were closed, and alternative routes to market have been established. This initiative will continue throughout 2007.

Company-wide System Structure
In 2006, a new integrated information technology platform went live in the first countries and the global product lifecycle database. The new system will provide consistent, transparent Company-wide data handling and will be rolled out worldwide over the next two years.

Marketing & Sales
The Marketing & Sales initiative is also making progress. The initiative aims to profitably optimize routes to market and improve pricing models across the Company. Over 1300 sales staff are being trained worldwide in best practice and the prioritization of business opportunities. The Company is also piloting a new sales incentive plan in the Plastic Additives segment and expects to roll it out Company-wide in 2008.

Innovation
Another key component of the Operational Agenda is the allocation of research and development funds to achieve maximum value from fewer, but higher potential projects. The Company will group research and technology competencies in defined fields, such as nanotechnology or biotechnology, more effectively across the organization and is developing more standardized processes and systems to speed up time-to-market. In addition, there is expansion of the portfolio into new product areas such as bio-protection and security technologies.

Brendan Cummins, Chief Operating Officer, comments: “I am pleased with the progress made to date on the Operational Agenda. Implementation of the key initiatives is moving ahead as planned and initial savings are coming through. The program is transforming our business - improving the efficiency and effectiveness of our processes and further strengthening our market position. 2007 will be an important year for the program and we are on target to achieve the CHF 400-500 million improvement in cost structure by 2009.”

CHF 3 PER SHARE DIVIDEND PROPOSED

The Board of Directors will once again propose a dividend of CHF 3 per share at the Annual General Meeting on March 8, 2007.

OUTLOOK 2007

Business conditions in 2007 are expected to remain similar to those in 2006.  Accurate forecasting for utility and raw material costs is difficult, as the oil price continues to fluctuate substantially.  Despite this, the Company's current assumption is that the impact of these costs for Ciba Specialty Chemicals will remain fairly stable at a high level.

Sales for 2007 are expected to increase over 2006 levels in local currencies. Before restructuring, impairment and other charges, operating income margin is expected to increase by 1 percent and net income in Swiss francs, as well as free cash flow are both expected to be above 2006.

2006 SEGMENT OVERVIEW

Plastic Additives

Plastic Additives saw strong demand throughout 2006, particularly in the polymer products and home and personal care areas, with sales at CHF 2.1 billion, 8 percent higher than 2005 in Swiss francs and 7 percent in local currencies. Volumes increased 7 percent and sales price increases were achieved in some areas to mitigate the impact of increasing raw material costs, but overall remained flat. Additional efforts to improve efficiency helped to offset the increases in raw material costs and led to increases in operating income to CHF 312 million (2005: CHF 260 million) and margin as a percentage of sales to 14.9 percent (2005: 13.4 percent).

Coating Effects

Sales in Coating Effects reached CHF 1.8 billion, 6 percent higher in Swiss francs over the previous year, and 5 percent higher in local currencies. Volumes were 8 percent higher, while sales prices decreased by 3 percent, significantly impacted by the Electronic Materials business line, where products typically have a short life cycle. All business lines exceeded prior year sales in Swiss francs and local currencies. The lower sales levels in the fourth quarter are a result of some weakness in the US construction and automotive sectors, although this was largely offset by stronger demand in Asia and Europe. Operating income increased to CHF 244 million (2005: CHF 226 million) or 13.6 percent of sales (2005: 13.2 percent) reflecting the higher volumes and additional efficiency improvements. In order to further strengthen profitability, the Segment streamlined its portfolio in 2006, reducing the number of products by 20 percent.

Water & Paper Treatment

The Water & Paper Treatment segment reached CHF 2.5 billion of sales in 2006, up 3 percent in Swiss francs and 1 percent in local currencies. Sales prices could be increased in the Water Treatment business to mitigate, although not fully compensate for the increasing raw material costs, while Paper felt downward pressure on prices. Overall sales prices in the segment were flat and volumes 1 percent higher. Operating income was CHF 81 million (2005: CHF 128 million) or 3.3 percent of sales (2005: 5.4 percent). Based on the results of a strategic review, the Segment has initiated a series of actions to improve the unsatisfactory performance. Particular focus is on the paper business where marketing and sales, and the geographical approach, will be more differentiated and tailored to specific business models according to market requirements.

***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers’ products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life – adding performance, protection, color and strength to plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2006, the Company’s continued operations generated sales of CHF 6.4 billion and invested CHF 270 million in R&D.

Virtual news kit: www.cibasc.com/media
●	News release in full (PDF, including tables)
●	Presentation slides (after 10.30 am)
●	Photos Ciba Specialty Chemicals

Financial calendar
●	March 8, 2007: Annual General Meeting
●	March 13, 2007: expected dividend payment date
●	May 3, 2007: first quarter 2007 financial results
●	August 16, 2007: half year 2007 financial results
●	November 6, 2007: nine month 2007 financial results

For further information please contact:

Media:	Tel.	+41 61 636 4444	Fax	+41 61 636 3019

Investor Relations:	Tel.	+41 61 636 5081	Fax	+4 61 636 5111

Forward-looking statements
Forward-looking statements and information contained in this announcement are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

Ciba Specialty Chemicals
Full year report 2006

Consolidated financial highlights
(in millions of Swiss francs, except per share data)

Statements of income	Excluding restructuring, impairment and other charges		Including restructuring, impairment and other charges
Year ended December 31,	2006	2005	2006	2005
Net sales	6 352	6 035	6 352	6 035
Gross profit	1 849	1 736	1 849	1 736
Restructuring, impairment and other charges (b)			(69)	(120)
Operating income	531	509	462	389
Financial income and expense, net	(161)	(137)	(161)	(137)
Income from continuing operations before income taxes and minority interest	370	372	301	252
Provision for income taxes	(61)	(82)	(39)	(48)
Minority interest	(3)	(4)	(3)	(4)
Income from continuing operations	306	286	259	200
Earnings per share from continuing operations (e)	4.62	4.38	3.91	3.06

Loss from discontinued operations, net of tax (c)			(300)	(456)
Loss per share from discontinued operations (e)			(4.54)	(6.98)

Net loss			(41)	(256)
Net loss per share (e)			(0.63)	(3.92)

Balance sheets	Dec 31,	Dec 31,
	2006	2005
Current assets	3 554	4 267
Property, plant and equipment, net	2 576	2 693
Other long-term assets	2 951	3 652
Total assets	9 081	10 612
Current liabilities	1 566	1 891
Long-term liabilities	4 226	4 738
Minority interests	75	80
Shareholders' equity(f)	3 214	3 903
Total liabilities and shareholders' equity	9 081	10 612

Net debt	1 854	1 942

Statements of cash flows
Year ended December 31,	2006	2005
Net cash provided by operating activities	422	407
Net cash used in investing activities	(159)	(292)
Net cash used in financing activities	(491)	(526)
Effect of exchange rate changes on cash and cash equivalents	4	53
Net decrease in cash and cash equivalents	(224)	(358)

Free cash flow	195	176
Free cash flow including restructuring payments, net *	127	94

* Net of proceeds from restructuring-related asset sales

Condensed business segment data
(in millions of Swiss francs)

			Change in %
Year ended December 31,	2006	2005	CHF	LC (a)	Year ended December 31,	2006	2005

Net sales					Depreciation and amortization
Plastic Additives	2 090	1 938	+8	+ 7	Plastic Additives	98	95
Coating Effects	1 801	1 703	+6	+5	Coating Effects	105	104
Water & Paper Treatment	2 461	2 394	+3	+1	Water & Paper Treatment	150	160
					Corporate	6	13
Total	6 352	6 035	5+	+4	Total	359	372

Operating income (EBIT) before restructuring, impairment and other charges					Operating income (EBIT) margin (d) before restructuring
Plastic Additives	312	260	+ 20		Plastic Additives	14.9%	13.4%
Coating Effects	244	226	+8		Coating Effects	13.6%	13.2%
Water & Paper Treatment	81	128	-37		Water & Paper Treatment	3.3%	5.4%
Corporate and other expenses	(106)	(105)
Total	531	509	+5		Total	8.4%	8.4%

Research and development
Plastic Additives	97	97	0
Coating Effects	105	104	+1
Water & Paper Treatment	45	48	-8
Corporate	23	23
Total	270	272	-1

Exchange rates of principal currencies to CHF

			Statement of income average rates		Balance sheet period-end rates
			Year ended December 31,		Dec 31,	Dec 31,
			2006	2005	2006	2005
1	U.S. dollar	(USD)	1.25	1.24	1.21	1.31
1	British pound	(GBP)	2.31	2.26	2.38	2.28
1	Euro	(EUR)	1.57	1.55	1.60	1.56
100	Japanese yen	(JPY)	1.08	1.13	1.03	1.12

			Three months ended Dec 31,		Dec 31,	Dec 31,
			2006	2005	2006	2005
1	U.S. dollar	(USD)	1.24	1.30	1.21	1.31
1	British pound	(GBP)	2.36	2.28	2.38	2.28
1	Euro	(EUR)	1.59	1.55	1.60	1.56
100	Japanese yen	(JPY)	1.05	1.11	1.03	1.12

Reconciliation tables
(in millions of Swiss francs, except per share data and percentages)

Operating income (EBIT)	Full year		Three months
	2006	2005	2006	2005
Excluding restructuring, impairment and other charges	531	509	117	117
Restructuring, impairment and other charges	(69)	(120)	(20)	(43)
Including restructuring, impairment and other charges	462	389	97	74

Income from continuing operations before income taxes and minority interest	2006	2005
Excluding restructuring, impairment and other charges	370	372
Restructuring, impairment and other charges	(69)	(120)
Including restructuring, impairment and other charges	301	252

Restructuring, impairment and other charges	2006	2005	2006	2005
Before income taxes	(69)	(120)	(20)	(43)
Income taxes	22	34	6	11
Net of income taxes	(47)	(86)	(14)	(32)

Provision for income taxes	2006	2005
Excluding restructuring, impairment and other charges, net of tax	(61)	(82)
Restructuring, impairment and other charges, net of tax	22	34
Including restructuring, impairment and other charges, net of tax	(39)	(48)

Income from continuing operations	2006	2005	2006	2005
Excluding restructuring, impairment and other charges, net of tax	306	286	95	75
Restructuring, impairment and other charges, net of tax	(47)	(86)	(14)	(32)
Including restructuring, impairment and other charges, net of tax	259	200	81	43

Earnings per share from continuing operations	2006	2005	2006	2005
Excluding restructuring, impairment and other charges, net of tax	4.62	4.38	1.43	1.15
Restructuring, impairment and other charges, net of tax	(0.71)	(1.32)	(0.22)	(0.49)
Including restructuring, impairment and other charges, net of tax	3.91	3.06	1.21	0.66

Reconciliation tables
(in millions of Swiss francs, except per share data and percentages)

Components of net debt	Dec 31, 2006	Dec 31, 2005
Short-term debt	173	266
Long-term debt	2 709	2 941
Total debt	2 882	3 207
Cash and cash equivalents	(1 027)	(1 251)
Short-term investments	(1)	(14)
Net debt	1 854	1 942

Free cash flow	2006	2005
Free cash flow	195	176
Restructuring payments, net *	(68)	(82)
Free cash flow including restructuring payments, net *	127	94
Net cash used in investing activities	151	262
Sale (acquisitions) of businesses, net of cash	192	(50)
Net cash provided by continuing operations	470	306
* Net of proceeds from restructuring-related asset sales.

Corporate and other expenses included in operating income	2006	2005
Excluding restructuring, impairment and other charges	(106)	(105)
Restructuring, impairment and other charges	(69)	(120)
Including restructuring, impairment and other charges	(175)	(225)

Notes to news release:
(a)	Change in percent in local currencies (LC) reflects the percent change in (i) 2006 results, as adjusted, to remove the effects of fluctuations in foreign currency rates as compared to 2005 and (ii) 2005 results, as reported.

(b)	Restructuring, impairment and other charges included in income from continuing operations include charges incurred in connection with Project Shape and the Operational Agenda, each of which is described in the Company’s 2006 annual report. These charges applied principally to the Company as a whole and therefore are included in Corporate and are not allocated to the segments.

(c)	For the year ended December 31, 2006, the loss from discontinued operations, net of tax, consists primarily of the CHF 353 million combined loss, net of tax, on the sales in 2006 of the Textile Effects and Masterbatch businesses. This was partially offset by CHF 53 million combined income from the results of operations, net of tax, of these businesses as well as from the release of certain tax reserves that had existed in connection with the Company’s divestment of the Performance Polymers business in 2000 following the settlement in 2006 of tax audits and other events. For the year ended December 31, 2005, the loss from discontinued operations, net of tax, includes the CHF 486 million combined results of operations, net of tax, of the Textile Effects (including the segment impairment) and Masterbatch businesses during the period. This was partially offset by CHF 30 million income, net of tax, from the release of previously established reserves as the result of the settlement of a pension-related lawsuit that had existed in connection with the Company’s divestment of the Performance Polymers business in 2000.

(d)	Operating income margin is operating income expressed as a percentage of net sales.

(e)	Earnings per share, basic and diluted

(f)	The 2006 balance sheet reflects the non-cash impact on pension accounting from the adoption of SFAS No. 158, a new US GAAP accounting standard published in September 2006. The effect of this new accounting rule reduced other long-term assets by CHF 704 million, increased other long-term liabilities by CHF 127 million and, through “accumulated other comprehensive loss”, reduced shareholders’ equity by CHF 623 million, net of deferred income taxes of CHF 208 million. The adoption of this new accounting standard for 2006 and future years has no impact on cash flows or on the statement of income. It merely brings onto the Company’s balance sheet information that previously had been fully disclosed in footnotes to the financial statements.